                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                        --------------------------------



                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM --------------- TO ---------------


         COMMISSION FILE NUMBER 0-17506


                        --------------------------------


A:       FULL TITLE OF THE PLAN:

                                    UST INC.
                            EMPLOYEES' SAVINGS PLAN


B: NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                    UST INC.
                             100 WEST PUTNAM AVENUE
                         GREENWICH, CONNECTICUT  06830

                   Audited Financial Statements and Schedules

                                    UST Inc.
                            Employees' Savings Plan

                     Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors

                                    UST Inc.
                            Employees' Savings Plan
                                  (the "Plan")

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1993 and 1992





                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1

Audited Financial Statements

  Statement of Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2
  Statement of Income and Changes in Plan Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         6

Supplemental Schedules

  Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11
  Transactions or Series of Transactions in Excess of 5% of the Fair Value
   of Plan Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        13

                         Report of Independent Auditors

To the Participants of the
UST Inc.
Employees' Savings Plan

We have audited the accompanying statement of financial condition of the UST Inc. Employees' Savings Plan as of December 31, 1993 and 1992, and the related statement of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1993 and 1992, and the results of its operations and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                               /s/ ERNST & YOUNG
                                                                   -------------


Stamford, Connecticut
May 18, 1994

                                    UST Inc.
                            Employees' Savings Plan

                        Statement of Financial Condition


                                                                                   DECEMBER 31, 1993
                                                      -----------------------------------------------------------------------------
                                                                                         FUNDS        PARTICIPANT        TOTAL
                                                         FUND A          FUND B         C AND D        LOAN FUND       ALL FUNDS
                                                      -----------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
  Common stock of UST Inc.--at fair value
    (cost: 1993--$23,253,391;
    1992--$21,209,281)                                                                $77,760,828                       $77,760,828
  Group trust funds--at fair value:
    Common stock (cost: 1993E
    $2,352,056; 1992--$1,571,319)                                       $4,099,923                                        4,099,923
  Short-term investment (cost equal to
    fair value)                                       $      12,357                        10,962                            23,319
  Guaranteed investment  contracts (cost
    equal to fair value)                                 16,785,913                                                      16,785,913

  Insurance group annuity contract--at
    fair value (cost equal to fair value)

                                                      -----------------------------------------------------------------------------
Total investments                                        16,798,270      4,099,923     77,771,790                        98,669,983
                                                      -----------------------------------------------------------------------------
Participant loans receivable                                                                            $3,094,242        3,094,242
Contributions receivable:
  Employee                                                  198,265         60,846        177,595                           436,706
  Employer                                                    1,112                       292,769                           293,881
Interfund receivables (payables), net                       166,131         40,377       (270,608)          64,100
Accrued income receivable                                    86,744             11            866           15,219          102,840
Cash
                                                      -----------------------------------------------------------------------------
Total plan assets                                       $17,250,522     $4,201,157    $77,972,412       $3,173,561     $102,597,652
                                                      =============================================================================

LIABILITIES AND PLAN EQUITY
Liabilities:
  Due to (from) participants, net                       $    45,449     $    8,540    $    82,109       $   79,319     $    215,417
  Due to trustee                                                                           10,947                            10,947
                                                      -----------------------------------------------------------------------------
Total liabilities                                            45,449          8,540         93,056           79,319          226,364

Plan equity                                              17,205,073      4,192,617     77,879,356        3,094,242      102,371,288
                                                      -----------------------------------------------------------------------------
Total liabilities and plan equity                       $17,250,522     $4,201,157    $77,972,412       $3,173,561     $102,597,652
                                                      =============================================================================


                                                                                       VALUATION
                                                         UNITS                          PER UNIT                        AMOUNT
                                                      -----------------------------------------------------------------------------
PLAN EQUITY
  Fund A                                                 1,500,441                      $11.466                       $  17,205,073
  Fund B                                                   189,874                       22.081                           4,192,617
  Funds C and D                                          2,806,463                        27.75                          77,879,356
  Participant Loan Fund                                  3,094,242                         1.00                           3,094,242
                                                                                                                       ------------
                                                                                                                       $102,371,288
                                                                                                                       ============

See notes to financial statements.

                                DECEMBER 31, 1992
- - - --------------------------------------------------------------------------------
                                      FUNDS        PARTICIPANT        TOTAL
     FUND A           FUND B         C AND D        LOAN FUND       ALL FUNDS
- - - --------------------------------------------------------------------------------




                                   $93,895,072                      $ 93,895,072


                    $2,988,832                                         2,988,832

  $  1,053,000                          30,000                         1,083,000

    12,090,129                                                        12,090,129


     1,323,849                                                         1,323,849

- - - --------------------------------------------------------------------------------
    14,466,978       2,988,832      93,925,072                       111,380,882
- - - --------------------------------------------------------------------------------
                                                    $2,473,712         2,473,712

       183,416          41,457         196,331                           421,204
           823                         267,601                           268,424
       429,462         (16,149)       (360,867)        (52,446)
        91,659                             696          13,718           106,073
           354                             253                               607
- - - --------------------------------------------------------------------------------
   $15,172,692      $3,014,140     $94,029,086      $2,434,984      $114,650,902
================================================================================



   $    74,133      $    3,323     $   410,916      $  (38,728)     $    449,644
         8,868                          30,194                            39,062
- - - --------------------------------------------------------------------------------
        83,001           3,323         441,110         (38,728)          488,706

    15,089,691       3,010,817      93,587,976       2,473,712       114,162,196
- - - --------------------------------------------------------------------------------
   $15,172,692      $3,014,140     $94,029,086      $2,434,984      $114,650,902
================================================================================


                              VALUATION
  UNITS                       PER UNIT                            AMOUNT
- - - --------------------------------------------------------------------------------
1,405,106                     $10.7392                         $  15,089,691
  149,829                      20.0950                             3,010,817
2,924,624                      32.0000                            93,587,976
2,473,712                       1.0000                             2,473,712
                                                                ------------
                                                                $114,162,196
                                                                ============

                                    UST Inc.
                            Employees' Savings Plan

                 Statement of Income and Changes in Plan Equity



                                                            FOR THE YEAR ENDED DECEMBER 31, 1993
                                          ----------------------------------------------------------------------------
                                                                            FUNDS        PARTICIPANT        TOTAL
                                           FUND A           FUND B         C AND D        LOAN FUND       ALL FUNDS
                                          ----------------------------------------------------------------------------
Investment income:
  Dividends on common stock of UST
   Inc.                                                                 $  2,768,090                      $  2,768,090
  Interest                                $ 1,063,331      $       19          6,275                         1,069,625
                                          ----------------------------------------------------------------------------
Net investment income                       1,063,331              19      2,774,365                         3,837,715

Interest on participant loans                                                            $  178,870            178,870

Net realized and unrealized
  depreciation in fair value of
  investments:
    UST Inc. common stock                                                (12,297,427)                      (12,297,427)
    Group trust fund--common stock                            330,932                                          330,932

                                          ----------------------------------------------------------------------------
Net income (loss)                           1,063,331         330,951     (9,523,062)       178,870         (7,949,910)

Contributions:
  Employee                                  2,388,229         646,407      2,450,851                         5,485,487
  Employer                                     11,183                      3,654,808                         3,665,992
                                          ----------------------------------------------------------------------------
Total contributions                         2,399,412         646,407      6,105,659                         9,151,479

Participant distributions                  (2,473,723)       (150,012)   (10,256,045)      (112,696)       (12,992,476)
Interfund transfers--net                    1,126,362         354,454     (2,035,172)       554,356                 --
                                          ----------------------------------------------------------------------------
Net increase (decrease)                     2,115,382       1,181,800    (15,708,620)       620,530        (11,790,908)

Plan equity at beginning of year           15,089,691       3,010,817     93,587,976      2,473,712        114,162,196
                                          ----------------------------------------------------------------------------
Plan equity at end of year                $17,205,073      $4,192,617   $ 77,879,356     $3,094,242       $102,371,288
                                          ============================================================================


See notes to financial statements.

                    FOR THE YEAR ENDED DECEMBER 31, 1992
- - - -----------------------------------------------------------------------------
                                   FUNDS        PARTICIPANT        TOTAL
  FUND A           FUND B         C AND D        LOAN FUND       ALL FUNDS
- - - -----------------------------------------------------------------------------


                               $  2,291,532                    $    2,291,532
 $1,068,460     $        57           5,156                         1,073,673
- - - -----------------------------------------------------------------------------
  1,068,460              57       2,296,688                         3,365,205

                                               $   150,158            150,158




                                 (2,088,106)                       (2,088,106)
                    201,911                                           201,911

- - - -----------------------------------------------------------------------------
  1,068,460         201,968         208,582        150,158          1,629,168


  2,393,591         474,132       2,535,381                         5,403,104
     10,283                       3,423,207                         3,433,490
- - - -----------------------------------------------------------------------------
  2,403,874         474,132       5,958,588                         8,836,594

 (1,519,096)        (56,057)     (5,191,423)       (73,098)        (6,839,674)
   (429,638)        (42,119)       (292,683)       764,440
- - - -----------------------------------------------------------------------------
  1,523,600         577,924         683,064        841,500          3,626,088

 13,566,091       2,432,893      92,904,912      1,632,212        110,536,108
- - - -----------------------------------------------------------------------------
$15,089,691      $3,010,817     $93,587,976     $2,473,712       $114,162,196
=============================================================================

                                    UST Inc.
                            Employees' Savings Plan

                         Notes to Financial Statements




1. SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value. The change in the difference between the fair value and the cost of investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. Proceeds for Funds C and D represent the market value of UST Inc. common stock on the valuation date of withdrawal.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the plan year.

Insurance group annuity contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay distributions and withdrawals. Early withdrawal of deposits results in a market value adjustment.

2. DESCRIPTION OF PLAN

The UST Inc. Employees' Savings Plan is an employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement.

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee ("EBAC"). Effective October 1, 1993, the UST Board of Directors ("Board") approved the appointment of Wachovia Bank of North Carolina to succeed State Street Bank and Trust Company as trustee for the Plan.

The Plan was amended during 1992 to change the eligibility requirements for employees hired on or after January 1, 1992 to be the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire. Participants and employees eligible to participate prior to January 1, 1992 are not subject to this amendment.

The majority of employees may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before- tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by the Company. Employees of Stimson Lane Ltd. (Stimson Lane) and Conn Creek Winery Ltd. (Conn Creek) may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 3% of such contribution is subject to a 25% matching contribution by the Company. Effective June 1, 1994, the Plan will be amended to include employees of Sparta Industries, Inc. Pursuant to this amendment, eligible employees of Sparta Industries, Inc. may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax basis or after-tax basis. The Company may make a discretionary matching contribution based on the participants contributions to the Plan during the year.

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

The maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution was limited to $8,994 for 1993. Effective January 1, 1993, compensation taken into account under the Plan cannot exceed $235,840 for any individual. In compliance with federal tax law, the Plan was amended effective January 1, 1994 to reduce the compensation taken into account under the Plan to $150,000 for any individual.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (a diversified equity fund, as defined) and Fund C (common stock of UST Inc.). Effective, April 1, 1994, the Plan was amended to add two new investment vehicles to which participants can also invest their contributions. They include Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan was amended in 1992, to allow the participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund instead of the previously required 25% multiple. Also, the Plan was further amended during 1992 to change the method of moving existing balances among funds from a fund reallocation method to a fund transfer method. The fund transfer method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund, whereas the fund reallocation method permitted the change of existing account balances by reallocating a participant's entire account balance among one or more of the participant-directed funds. During 1993, unit prices for contributions to and withdrawals from funds A, B and C ranged from $10.80 to $11.47, from $20.24 to $22.10, and from $26.25 to $31.38, respectively.

The Plan was further amended effective April 1, 1994, to permit contribution rate and investment changes on a monthly basis, instead of the previously required three month and six month restrictions, respectively, and to give the EBAC the authority to determine the appropriate communications method for transmitting participants instructions. Subsequently, the EBAC authorized the replacement of the current written forms with a telephonic system for communicating participants' instructions, called "Tru$tline".

Company matching contributions are reduced by any forfeited amounts. At the discretion of the Board, additional matching contributions may be made by the Company. For the years ended December 31, 1993 and 1992, no additional discretionary contributions have been made. Company matching contributions are invested principally in common stock of UST Inc. and are deposited in Fund D. Employees age 59 1/2 or older can direct investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Months during which a participant is eligible to participate in the Plan, but chooses not to, will not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are actively employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



2. DESCRIPTION OF PLAN (CONTINUED)

interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined by the EBAC on a monthly basis, equal to the average of the prime lending rate of two banks in Greenwich, Connecticut. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

In the event that the Plan is terminated, participants receive the fair value of their accounts.

Employees participating in the Plan are not subject to federal income tax on amounts contributed to the Plan by UST Inc. or on amounts that such employees contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

Administrative expenses are paid by UST Inc. (the "Company"). All costs and expenses with regard to the purchase or sale of investments are paid by the Plan. The Plan was amended effective January 1, 1993, to permit payment of administrative expenses from the Plan, to the extent permissible under applicable law.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the EBAC.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the fund's investments at each month end. The value of a unit for Funds A and B is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of UST Inc. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of his account. If a participant leaves the Company before becoming fully vested in the employer's contribution to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employer's contribution. Such forfeitures (1993--$94,247; 1992--$98,107) remain in the Fund and are applied to reduce employer contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan. The Plan was amended effective January 1, 1993, to comply with federal tax law, to permit participants the right to elect to have the Plan make a direct transfer of eligible rollover distributions from this Plan to another qualified plan or IRA.

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



3. PARTICIPANTS' INTERESTS (CONTINUED)

As of December 31, 1993, 1,922 employees were participants in the Plan. The number of employees participating in each fund at December 31 is as follows:

                                                  FUND           1993                1992
                                            ----------------------------------------------
                                                   A                 1,396           1,362
                                                   B                   528             381
                                                   C                 1,218           1,213
                                                   D                 1,879           1,845
                                            Participant Loan           443             495


The accounting records for Funds C and D are combined, and are not separately maintained as between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1993 and 1992 follows:

                                             1993                                            1992
                         ------------------------------------------------------------------------------------------
                           FUND C          FUND D           TOTAL          FUND C          FUND D           TOTAL
                         ------------------------------------------------------------------------------------------
Contributions:
  Employee               $ 2,450,851                   $  2,450,851    $  2,535,381                     $ 2,535,381
  Employer                             $  3,654,808       3,654,808                     $ 3,423,207       3,423,207
                         ------------------------------------------------------------------------------------------
Total Contributions        2,450,851      3,654,808       6,105,659       2,535,381       3,423,207       5,958,588

Net income (loss)         (2,057,063)    (7,465,999)     (9,523,062)        185,697          22,885         208,582
Participant
  distributions           (3,040,756)    (7,215,289)    (10,256,045)     (1,035,038)     (4,156,385)     (5,191,423)
Interfund transfers,
  net                     (1,859,101)      (176,071)     (2,035,172)        137,603        (430,286)       (292,683)
                         ------------------------------------------------------------------------------------------
Net increase              (4,506,069)   (11,202,551)    (15,708,620)      1,823,643      (1,140,579)        683,064
  (decrease)

Plan equity at
  beginning of year       19,018,402     74,569,574      93,587,976      17,194,759      75,710,153      92,904,912
                         ------------------------------------------------------------------------------------------
Plan equity at end of
  year                   $14,512,333    $63,367,023     $77,879,356     $19,018,402     $74,569,574     $93,587,976
                         ==========================================================================================
Units:
  Beginning of year          594,325      2,330,299       2,924,624         525,031       2,311,761       2,836,792
                         ==========================================================================================
  End of year
                             522,967      2,283,496       2,806,463         594,325       2,330,299       2,924,624
                         ==========================================================================================

                                    UST Inc.
                            Employees' Savings Plan

                   Notes to Financial Statements (continued)



4. INVESTMENTS

The fair value of individual investments that represent 5% or more of Plan equity are as follows:

                                                                                              DECEMBER 31
                                                                                         1993              1992
                                                                                      ------------------------------
UST Inc. Common Stock; 1993--2,802,192 shares;
  1992--2,934,221 shares                                                              $77,760,828        $93,895,072

State Street Bank & Trust Company; guaranteed
  investment contract fund; 1993--16,785,913 units;
  1992--12,090,129 units                                                               16,785,913         12,090,129


5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, the trust which holds the assets of the Plan is not subject to tax under Section 501(a) of the IRC. The Plan was amended as described in Note 2, and a favorable determination letter has been received from the Internal Revenue Service for the Plan as amended on July 1, 1989. The Employee Benefits Administration Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan was amended as described in Notes 2 and 3 to comply with applicable federal tax laws.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                            Employees' Savings Plan

                     Schedule of Assets Held for Investment

                               December 31, 1993


                                              Description of Investment Including
                                                        Maturity Date,
       Identity of Issue, Borrower,                Rate of Interest, Par or                   Total All Funds
          Lessor or Similar Party                       Maturity Value                    Cost           Fair Value
- - - ----------------------------------------------------------------------------------------------------------------------
UST Inc.                                      2,802,192 Shares--
                                              Common Stock                           $23,253,391      $     77,760,828
                                                                                     ---------------------------------
Group Trust Funds:

State Street Bank and Trust Company           58,911 Units--
                                              Common Stock Fund                        2,352,056             4,099,923
                                                                                     ---------------------------------
State Street Bank and Trust Company           23,319 Units--
                                              Short-Term Investment Fund                  23,319                23,319
                                                                                     ---------------------------------
State Street Bank and Trust Company
  Selection Fund:

The Life Insurance Company of Virginia        532,280 units, 8.32%, due
                                                December 31, 1993                        532,280               532,280
Continental Assurance Company                 328,334 units, 8.53%, due
                                                June 30, 1994                            328,334               328,334
Bankers Trust Company                         744,345 units, 8.75%, due
                                                December 31, 1994                        744,345               744,345
Principal Mutual Life Insurance Company       1,651,860 units, 8.93%, due
                                                June 30, 1995                          1,651,860             1,651,860
New York Life Insurance Company               922,685 units, 5.55%, due
                                                September 30, 1995                       922,685               922,685
Provident National Assurance Company          929,862 units, 8.61%, due
                                                December 31, 1995                        929,862               929,862
John Hancock Life Insurance Company           946,675 units, 8.09%, due
                                                July 1, 1996                             946,675               946,675
New York Life Insurance Company               1,084,900 units, 6.70%, due
                                                December 31, 1996                      1,084,900             1,084,900
Metropolitan Life Insurance Company           957,335 units, 6.45%, due
                                                March 31, 1997                           957,335               957,335
Principal Mutual Life Insurance Company       1,488,931 units, 4.42%, due              1,488,931             1,488,931
                                                December 31, 1997
Allstate Life Insurance Company               1,720,379 units, 5.35%, due              1,720,379             1,720,379
                                                June 30, 1998
State Street Yield Enhanced Short-term
  Investment Fund                             604,558 units                              604,558               604,558
Hartford Life Insurance Company               905,284 units, 6.03%, due
                                                December 31, 1997                        905,284               905,284
Metropolitan Life Insurance Company           831,873 units, 6.11%, due
                                                June 30, 1997                            831,873               831,873

                                    UST Inc.
                            Employees' Savings Plan

                     Schedule of Assets Held for Investment

                               December 31, 1993


                                                  Description of Investment
                                                  Including Maturity Date,
       Identity of Issue, Borrower,               Rate of Interest, Par or                   Total All Funds
          Lessor or Similar Party                      Maturity Value                   Cost            Fair Value
- - - ----------------------------------------------------------------------------------------------------------------------
Allstate Life Insurance Company              1,751,636 units, 4.94%, due
                                               September 30, 1997                   $  1,751,636       $  1,751,636
The Life Insurance Company of Virginia       1,384,976 units, 5.33%, due
                                               March 31, 1998                          1,384,976          1,384,976
                                                                                    ----------------------------------
Total                                                                                 16,785,913         16,785,913
                                                                                    ----------------------------------
Grand total                                                                          $42,414,679        $98,669,983
                                                                                    ==================================

                                    UST Inc.
                            Employees' Savings Plan

               Schedule of Transactions or Series of Transactions
                in Excess of 5% of the Fair Value of Plan Assets

                               For the Year Ended
                               December 31, 1993


       Identity of                                   Purchase       Selling                                       Total Number
     Party Involved       Description of Asset       Price (1)     Price (1)     Cost of Asset     Net Gain   Purchases     Sales
- - - ----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--A SERIES OF SECURITY TRANSACTIONS

State Street Bank and    Short-term Investment Fund
Trust Company              Units:
                                     17,376,413      $17,376,413                 $17,376,413                  128
                                     18,436,094                    $18,436,094    18,436,094                                 72





THERE WERE NO CATEGORY  (I), (II), OR (IV) REPORTABLE TRANSACTIONS DURING 1993.



(1)--Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated May 18, 1994, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                        ERNST & YOUNG

Stamford, Connecticut
June 20, 1994

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      UST INC. EMPLOYEES' SAVINGS PLAN

                                      By    s/Harry W. Peter III
                                         -------------------------------------
                                         Harry W. Peter III
                                         Chairman, UST Inc. Employee Benefits
                                         Administration Committee


Dated:  June 20, 1994